                                                                   EXHIBIT 99(A)

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
             RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements of EDS were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management. Financial information elsewhere in this Exhibit 99(a) is consistent with that in the consolidated financial statements.

     Management is further responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Perhaps the most important feature in the system of control is that it is continually reviewed for its effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

     The Company's independent auditors, KPMG Peat Marwick LLP, have audited the financial statements. Their audits were conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the financial statements prepared by management.

     The Board of Directors, through the EDS Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and for engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to discuss the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls at December 31, 1994 provides reasonable assurance that the books and records reflect the transactions of the Company and that the Company complies with established policies and procedures. To ensure complete independence, KPMG Peat Marwick LLP have full and free access to meet with the Committee, without management representatives present, to discuss the results of their audits and the quality of the financial reporting.

/s/ Lester M. Alberthal, Jr.
- ------------------------------------------------------
Lester M. Alberthal, Jr.
Chairman of the Board
President and Chief Executive Officer


/s/ Joseph M. Grant
- ------------------------------------------------------
Joseph M. Grant
Senior Vice President
Chief Financial Officer

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                    INDEPENDENT AUDITORS' REPORT AND CONSENT

The Board of Directors
Electronic Data Systems Corporation:

     We have audited the accompanying consolidated balance sheets of Electronic Data Systems Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Data Systems Corporation and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     We hereby consent to the incorporation by reference of our report stated above in the following Registration Statements:

           REGISTRATION
FORM      STATEMENT NO.                                 DESCRIPTION
- -----   ------------------   -----------------------------------------------------------------
 S-3    33-41557             General Motors Corporation Debt Securities
 S-3    33-47343             General Motors Corporation $1 2/3 Par Value Common Stock
        (Post-Effective
        Amendment No. 1)
 S-3    33-49035             General Motors Corporation $1 2/3 Par Value Common Stock
        (Amendment No. 1)
 S-3    33-56671             General Motors Corporation $1 2/3 Par Value Common Stock
        (Amendment No. 1)
 S-3    33-49309             General Motors Corporation Dividend Reinvestment Plan
 S-8    33-56753             The General Motors Personal Savings Plan for Hourly-Rate
                             Employees in the United States
 S-8    33-54841             General Motors Amended 1987 Stock Incentive Plan
 S-8    33-49245             General Motors Savings-Stock Purchase Program for Salaried
                             Employees in the United States
 S-8    2-94690              1984 Electronic Data Systems Corporation Stock Purchase Plan
        (Post-Effective
        Amendment No. 1)
 S-8    2-94691              1984 Electronic Data Systems Corporation Stock Incentive Plan
        (Post-Effective
        Amendment No. 1)
 S-8    33-36443             EDS Deferred Compensation Plan
 S-8    33-54833             EDS Puerto Rico Savings Plan

           REGISTRATION
FORM      STATEMENT NO.                                 DESCRIPTION
- -----   ------------------   -----------------------------------------------------------------
 S-8    33-32322             Hughes Aircraft Company Salaried Employees' Thrift and Savings
                             Plan
                             Hughes Aircraft Company Tucson Bargaining Employees' Thrift and
                             Savings Plan
                             Hughes Aircraft Company California Hourly Employees' Thrift and
                             Savings Plan
                             Hughes Thrift and Savings Plan
 S-8    33-54835             The GMAC Mortgage Corporation Savings Incentive Plan
 S-8    33-40423             GM Hughes Electronics Corporation Incentive Plan
 S-8    33-43746             Saturn Individual Savings Plan for Union-Represented Employees
 S-8    33-49243             Saturn Personal Choices Savings Plan for Non-Represented
                             Employees
 S-8    33-28714             Marketing & Systems Development Corporation 1985 Incentive Stock
                             Option Plan

/s/ KPMG PEAT MARWICK LLP
- ------------------------------------------------------
KPMG PEAT MARWICK LLP

Dallas, Texas
January 25, 1995 (March 13, 1995
as to the consent in the last
paragraph on the preceding page)

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                     YEARS ENDED DECEMBER 31,
                                                                 ---------------------------------
                                                                   1994         1993        1992
                                                                 ---------    --------    --------
Revenues
  Systems and other contracts
     GM and affiliates........................................   $ 3,547.2    $3,323.7    $3,348.5
     Outside customers........................................     6,412.9     5,183.6     4,806.7
  Interest and other income...................................        92.3        54.5        63.7
                                                                 ---------    --------    --------
       Total revenues.........................................    10,052.4     8,561.8     8,218.9
                                                                 ---------    --------    --------
Costs and expenses
  Cost of revenues............................................     7,529.4     6,390.6     6,205.8
  Selling, general, and administrative........................     1,187.1     1,005.4       969.3
  Interest (Note 9)...........................................        51.7        34.5        43.0
                                                                 ---------    --------    --------
       Total costs and expenses...............................     8,768.2     7,430.5     7,218.1
                                                                 ---------    --------    --------
Income before income taxes....................................     1,284.2     1,131.3     1,000.8
Provision for income taxes (Note 11)..........................       462.3       407.3       365.3
                                                                 ---------    --------    --------
Separate Consolidated Net Income..............................   $   821.9    $  724.0    $  635.5
                                                                 =========    ========    ========
Available Separate Consolidated Net Income
Average number of shares of GM Class E common stock
  outstanding (in millions) (Note 1) (Numerator)..............       260.3       243.0       209.1
Class E dividend base (in millions) (Denominator).............       481.7       480.6       479.3
Available Separate Consolidated Net Income....................   $   444.4    $  367.2    $  278.4
                                                                 =========    ========    ========
Earnings Attributable to GM Class E Common Stock on a Per
  Share Basis (Note 1)........................................   $    1.71    $   1.51    $   1.33
                                                                 =========    ========    ========

See accompanying notes to consolidated financial statements.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1994        1993
                                                                            --------    --------
                                                                               (IN MILLIONS)
ASSETS

Current assets
  Cash and cash equivalents..............................................   $  608.2    $  383.4
  Marketable securities (Note 3).........................................      149.6       224.1
  Accounts receivable....................................................    2,082.1     1,412.5
  Accounts receivable from GM and affiliates.............................       65.4       112.6
  Inventories............................................................      137.8       130.7
  Prepaids and other.....................................................      311.0       243.5
                                                                            --------    --------
     Total current assets................................................    3,354.1     2,506.8
                                                                            --------    --------
Property and equipment, at cost less accumulated depreciation (Note 4)
  Land...................................................................      125.3       121.6
  Buildings and facilities...............................................      559.2       532.0
  Computer equipment.....................................................    1,871.0     1,275.5
  Other equipment and furniture..........................................      201.1       185.6
                                                                            --------    --------
     Total property and equipment, net...................................    2,756.6     2,114.7
                                                                            --------    --------
Operating and other assets
  Land held for development, at cost (Note 5)............................       97.4        94.4
  Investment in leases and other (Note 6)................................    1,308.8     1,159.9
  Software, goodwill, and other intangibles, net (Notes 7 and 19)........    1,269.6     1,066.3
                                                                            --------    --------
     Total operating and other assets....................................    2,675.8     2,320.6
                                                                            --------    --------
Total Assets.............................................................   $8,786.5    $6,942.1
                                                                            ========    ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable.......................................................   $  571.1    $  359.8
  Accrued liabilities (Note 8)...........................................    1,451.0       996.0
  Deferred revenue.......................................................      536.7       429.7
  Income taxes (Note 11).................................................      111.0       202.2
  Notes payable (Note 9).................................................      203.4       172.7
                                                                            --------    --------
     Total current liabilities...........................................    2,873.2     2,160.4
                                                                            --------    --------
Deferred income taxes (Note 11)..........................................      659.8       641.5
                                                                            --------    --------
Notes payable (Note 9)...................................................    1,021.0       522.8
                                                                            --------    --------
Commitments and contingent liabilities (Notes 17 and 18)
Stockholder's equity (Notes 10 and 12)
  Common stock, without par value; authorized 1,000.0 shares. Issued and outstanding 481.7 and 480.9 shares at December 31, 1994 and 1993,
     respectively. ......................................................      455.1       421.2
  Retained earnings......................................................    3,777.4     3,196.2
                                                                            --------    --------
     Total stockholder's equity..........................................    4,232.5     3,617.4
                                                                            --------    --------
Total Liabilities and Stockholder's Equity...............................   $8,786.5    $6,942.1
                                                                            ========    ========


See accompanying notes to consolidated financial statements.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                  1994         1993         1992
                                                                ---------    ---------    --------
                                                                          (IN MILLIONS)
Cash Flows from Operating Activities
  Net income.................................................   $   821.9    $   724.0    $  635.5
                                                                ---------    ---------    --------
  Adjustments to reconcile net income to net cash provided by operating activities (net of effects of acquired
     companies)
     Depreciation and amortization...........................       741.3        607.9       603.2
     Accretion of discount related to commercial paper.......        30.9         13.4         8.3
     (Increase) decrease in accounts receivable..............      (585.0)      (199.8)       18.6
     (Increase) decrease in accounts receivable from GM and
       affiliates............................................        51.1        (56.0)        2.3
     Increase in inventories.................................        (1.9)       (15.5)      (22.3)
     Increase in prepaids and other..........................       (57.0)       (26.8)      (29.8)
     Increase (decrease) in accounts payable and accrued
       liabilities...........................................       482.9         22.0      (181.4)
     Increase in deferred revenue............................        79.1        137.1         1.6
     Increase (decrease) in income taxes.....................       (94.4)       138.9       (98.2)
     Increase in deferred income taxes.......................        21.9         49.8       198.0
                                                                ---------    ---------    --------
       Total adjustments                                            668.9        671.0       500.3
                                                                ---------    ---------    --------
  Net cash provided by operating activities..................     1,490.8      1,395.0     1,135.8
                                                                ---------    ---------    --------
Cash Flows from Investing Activities
  Payments for purchase of available-for-sale securities.....      (248.9)      (305.7)     (291.2)
  Proceeds from sale of available-for-sale securities........       370.0        247.4       277.9
  Payments related to land held for development..............        (3.0)        (6.2)      (16.6)
  Payments for investment in leases and certain other
     assets..................................................      (518.0)      (293.5)     (456.7)
  Proceeds from investment in leases and certain other
     assets..................................................       318.5        348.8       406.7
  Payments for purchase of software and certain other
     intangibles.............................................       (96.7)      (119.0)      (64.5)
  Payments for purchase of property and equipment............    (1,120.9)      (799.4)     (639.0)
  Payments related to acquisitions, net of cash acquired.....      (186.6)      (122.1)      (30.2)
                                                                ---------    ---------    --------
  Net cash used in investing activities......................    (1,485.6)    (1,049.7)     (813.6)
                                                                ---------    ---------    --------
Cash Flows from Financing Activities
  Net decrease in current notes payable with maturities less
     than 90 days............................................      (102.9)       (99.0)     (239.4)
  Payments on notes payable..................................      (197.2)      (220.5)     (800.2)
  Proceeds from notes payable................................       690.3         91.5     1,032.5
  Proceeds from (payments on) advances from GM...............         1.1         (5.4)      (16.0)
  Proceeds from issuance of common stock.....................        33.9         55.3        42.5
  Cash dividends paid to GM..................................      (231.1)      (192.1)     (172.4)
                                                                ---------    ---------    --------
  Net cash provided by (used in) financing activities........       194.1       (370.2)     (153.0)
                                                                ---------    ---------    --------
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents................................................        25.5        (13.6)       (7.9)
                                                                ---------    ---------    --------
Net Increase (Decrease) in Cash and Cash Equivalents.........       224.8        (38.5)      161.3
Cash and Cash Equivalents at Beginning of Year...............       383.4        421.9       260.6
                                                                ---------    ---------    --------
Cash and Cash Equivalents at End of Year.....................   $   608.2    $   383.4    $  421.9
                                                                =========    =========    ========

See accompanying notes to consolidated financial statements.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Electronic Data Systems Corporation and all majority-owned subsidiaries. As used herein, the terms "EDS" and "the Company" refer to Electronic Data Systems Corporation and its consolidated subsidiaries. EDS is a wholly owned subsidiary of General Motors Corporation (GM). The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method, with the remaining investments carried at cost.

     Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is determined quarterly and is equal to the separate consolidated net income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 481.7 million during the fourth quarter of 1994. Comparable denominators for the fourth quarters of 1993 and 1992 were 480.6 million and 479.3 million, respectively.

     GM Series C depositary shares represent ownership of one-tenth of a share of GM Series C convertible preference stock. GM Series C depositary shares and GM Series C preference stocks are convertible into GM Class E common stock and are common stock equivalents for purposes of computing Earnings Attributable to GM Class E Common Stock on a Per Share Basis. On November 2, 1992, GM Series E-II and E-III preference stocks, previously held by the GM pension plans, were converted to GM Class E common stock. In 1993 and 1992, GM Series E-1 preference stock was converted to GM Class E common stock, or redeemed by GM. The issuances and conversions of such preference stocks have no dilutive effect on the GM Class E common stock, because to the extent that shares of GM Class E common stock deemed to be outstanding would increase, such increased shares would increase the numerator of the fraction used to determine Available Separate Consolidated Net Income, but would have no effect on the denominator.

     The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In 1994 and 1988, EDS initiated programs to repurchase 9.5 million and 11.0 million shares, respectively, of GM Class E common stock in order to meet certain future requirements of the Company's employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.

     The current GM Board policy is that the cash dividends on the GM Class E common stock, when, as, and if declared by the GM Board in its sole discretion, will equal approximately 30% of the Available Separate Consolidated Net Income of EDS for the prior year.

     Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus plus net income retained for use in the business (less accumulated deficit).

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value because of the short maturity of these instruments.

DEBT AND MARKETABLE EQUITY SECURITIES

     Marketable securities at December 31, 1994 consist of securities issued by the U.S. Treasury, states, and political subdivisions, as well as mortgage-backed debt, corporate debt and corporate equity securities. The Company adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994. Pursuant to SFAS No. 115, the provisions of the Statement were not applied retroactively. The change had no material cumulative effect on the Company's financial position or results of operations. Prior to the adoption of SFAS No. 115, equity and debt securities were carried at the lower of aggregate cost or market and on an amortized cost basis, respectively. Under SFAS No. 115, the Company classifies all of its debt and marketable equity securities as available-for-sale. Management determines the appropriate classification of all securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Noncurrent available-for-sale securities are reported within the balance sheet classification Investment in Leases and Other. The Company's available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholder's equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

INVENTORY VALUATION

     Inventories are stated principally at the lower of cost or market using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation of property and equipment is calculated using the straight-line method over the lesser of the asset's estimated useful life, the life of the related customer contract, or the term of the lease in the case of leasehold improvements. The ranges of estimated useful lives are as follows:

                                                                     YEARS
                                                                     -----
                    Buildings.....................................   20-40
                    Facilities....................................    5-20
                    Computer equipment............................     3-7
                    Other equipment and furniture.................    3-15

SOFTWARE, GOODWILL, AND OTHER INTANGIBLES

     Software purchased by the Company and utilized in designing, installing, and operating business information and communications systems is capitalized and amortized on a straight-line basis over a five- to eight-year period. Costs of developing and maintaining software systems are incurred primarily in connection with customer contracts and are generally expensed as incurred. Software development costs that meet the capitalization and recoverability requirements of SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, are capitalized and generally amortized on a straight-line basis over three years. Such amounts were not significant.

     Goodwill, which represents the excess of the purchase price over the fair value of identifiable net assets acquired, is amortized on a straight-line basis over the expected period of benefit, five to 40 years. The Company assesses the recoverability of this intangible asset by determining whether its balance can be

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

recovered over its remaining life. The amount of goodwill impairment, if any, is measured based on the expected undiscounted cash flows of the acquired operation.

     Other intangibles are amortized on a straight-line basis over the anticipated period of benefit, which is generally five to 10 years.

REVENUE RECOGNITION

     The Company provides services under level-of-effort and fixed-price contracts, with the length of the Company's contracts ranging up to ten years. For level-of-effort types of contracts, revenue is earned based on the agreed-upon billing amounts as services are provided to the customer. For certain fixed-price contracts, revenue is recognized on the percentage-of-completion method. Revenue earned is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. Deferred revenue of $536.7 million and $429.7 million at December 31, 1994 and 1993, respectively, represents billings in excess of costs and related profits on certain contracts. Included in accounts receivable are unbilled receivables of $448.5 million and $314.9 million at December 31, 1994 and 1993, respectively. Such unbilled receivables for certain contracts in progress represent costs and related profits in excess of billings, and such amounts were not billable at the balance sheet date. These billings on fixed-price contracts will be made in the future in accordance with contractual agreements. Of the unbilled receivables at December 31, 1994, billings to such customers amounting to $194.6 million are expected to be collected in 1996 and thereafter.

CURRENCY TRANSLATION

     Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at current exchange rates. Revenue and expense accounts are translated using an average rate for the period. Translation gains and losses are not included in determining net income but are reflected as a separate component of stockholder's equity. Nonfunctional currency transaction gains (losses) are included in determining net income and were $4.5 million, ($3.7) million, and ($1.5) million, net of income taxes, for the years ended December 31, 1994, 1993, and 1992, respectively.

INCOME TAXES

     The Company provides for deferred taxes under the asset and liability method of SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. The Company is included in the consolidated Federal tax returns filed by GM. Current Federal income taxes are calculated on a separate return basis and remitted to GM. The deferral method is used to account for investment tax credits.

STATEMENT OF CASH FLOWS

     The Company uses the indirect method to present cash flows from operating activities and considers certificates of deposit, as well as the following items with original maturities of three months or less, to be cash equivalents: commercial paper, repurchase agreements, and money market funds. (See Note 20.)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures about the Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

between willing parties. All of the Company's financial instruments, including foreign exchange-forward contracts disclosed at Note 15, are presented in the Consolidated Balance Sheets at their fair values at December 31, 1994, with the exception of the following (in millions):

                                                                             DECEMBER 31, 1994
                                                                            --------------------
                                                                            CARRYING      FAIR
                                                                             AMOUNT      VALUE
                                                                            --------    --------
Financial Assets (Note 6)
  Investments in joint ventures and partnerships.........................   $  149.6    $  172.0
  Long-term securities...................................................      201.2       192.6
  Noncurrent notes receivable............................................      158.1       154.4
Financial liabilities
  Notes payable (Note 9).................................................    1,224.4     1,230.3

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industry and geographic areas.

DERIVATIVES

     Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures. Net payments or receipts under the Company's interest rate swap agreements are recorded as adjustments to interest expense. Foreign exchange-forward contracts are recorded in the Company's Consolidated Balance Sheets at fair value as of the reporting date. Realized and unrealized changes in fair value are recognized in income, as other income, in the period in which the changes occur.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board (FASB) has issued SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, which will become effective for fiscal years beginning in 1995. The effect of this Statement, if implemented currently, would not be material.

NOTE 2. NATIONAL HERITAGE INSURANCE COMPANY

     National Heritage Insurance Company (NHIC), a wholly owned subsidiary of EDS, acts as underwriter for claims benefit payments for the Medicaid welfare program contract for the state of Texas. The state of Indiana awarded EDS a fiscal agent contract for the Medicaid welfare program effective July 1, 1994, which was previously underwritten by NHIC.

     The contracts provide that payments from the states be deposited in trust accounts that are not included in the consolidated financial statements. Of such payments received for the years ended December 31, 1994, 1993, and 1992, $4,188.7 million, $4,453.4 million, and $3,664.1 million, respectively, were designated for the payment of benefit claims or to be returned to the states. At December 31, 1994 and 1993, $983.5 million and $1,316.3 million, respectively, of such designated funds at amortized cost remained in the trust accounts. Approximate market values of these invested funds at December 31, 1994 and 1993 were $975.2 million and $1,315.3 million, respectively. These investments primarily consist of corporate and government bonds. NHIC intends to hold these investments until their full face value can be realized. Gains and losses from the sale of these investments held in trust accounts are combined with gains and losses from the Company's other investments.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 3. DEBT AND MARKETABLE EQUITY SECURITIES

     Following is a summary of available-for-sale securities as of December 31, 1994 (in millions):

                                                                         GROSS         GROSS
                                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                            COST         GAINS         LOSSES      VALUE
                                                          ---------    ----------    ----------    ------
Current:
  U.S. government and agency obligations...............    $  31.9        $ --          $0.6       $ 31.3
  Other debt securities................................       94.9         0.2           4.7         90.4
                                                          ---------      -----         -----       ------
     Total debt securities.............................      126.8         0.2           5.3        121.7
  Equity Securities....................................       29.2          --           1.3         27.9
                                                          ---------      -----         -----       ------
Total current available-for-sale securities............    $ 156.0        $0.2          $6.6       $149.6
                                                           =======     ========      ========      ======
Non-Current (Note 6)
  Other debt securities................................    $   0.6        $ --          $ --       $  0.6
  Equity securities....................................       60.5          --           2.4         58.1
                                                          ---------      -----         -----       ------
     Total noncurrent available-for-sale securities....    $  61.1        $ --          $2.4       $ 58.7
                                                           =======     ========      ========      ======

     The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1994, by contractual maturity, are shown below (in millions). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

                                                                        DECEMBER 31, 1994
                                                                       -------------------
                                                                       AMORTIZED     FAIR
                                                                         COST       VALUE
                                                                       ---------    ------
                                                                          (IN MILLIONS)
        Debt securities
          Due in one year or less...................................    $  41.6     $ 41.1
          Due after one year through five years.....................       51.8       50.8
          Due after five years through 10 years.....................        7.1        7.0
          Due after 10 years........................................       13.5       13.3
          Mortgage-backed securities................................       13.4       10.1
                                                                       ---------    ------
             Total debt securities..................................      127.4      122.3
        Equity securities...........................................       89.7       86.0
                                                                       ---------    ------
             Total available-for-sale securities....................    $ 217.1     $208.3
                                                                        =======     ======

     Proceeds from sales of available-for-sale securities (excluding gains, losses, amortization of related discount or premium, effects of foreign currency translation, and acquisitions) were $370.0 million. Without these adjustments, proceeds from sales of available-for-sale securities during 1994 were $387.6 million. Gross gains of $17.4 million and gross losses of ($4.1) million were realized during 1994 on sales of available-for-sale securities. Realized gains and losses in 1993 and 1992 were not significant. Specific identification was used to determine cost in computing realized gain or loss.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 4. PROPERTY AND EQUIPMENT

                                                                             ACCUMULATED
                                                                   COST      DEPRECIATION      NET
                                                                 --------    ------------    --------
                                                                            (IN MILLIONS)
DECEMBER 31, 1994
Land..........................................................   $  125.3      $     --      $  125.3
Buildings and facilities......................................      878.7         319.5         559.2
Computer equipment............................................    3,967.6       2,096.6       1,871.0
Other equipment and furniture.................................      465.9         264.8         201.1
                                                                 --------     ---------      --------
     Total....................................................   $5,437.5      $2,680.9      $2,756.6
                                                                 ========      ========      ========
DECEMBER 31, 1993
Land..........................................................   $  121.6      $     --      $  121.6
Buildings and facilities......................................      815.1         283.1         532.0
Computer equipment............................................    3,158.6       1,883.1       1,275.5
Other equipment and furniture.................................      425.1         239.5         185.6
                                                                 --------      --------      --------
     Total....................................................   $4,520.4      $2,405.7      $2,114.7
                                                                 ========      ========      ========

NOTE 5. LAND HELD FOR DEVELOPMENT

     Land held for development at December 31, 1994 consists of approximately 2,222 acres located throughout the Dallas metropolitan area. Approximately 1,590 acres of land, site of a commercial real estate development, are located in Plano, Texas.

NOTE 6. INVESTMENT IN LEASES AND OTHER

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1994        1993
                                                                            --------    --------
                                                                               (IN MILLIONS)
Lease contracts receivable (net of principal and interest on nonrecourse
  debt)..................................................................   $  384.5    $  396.8
Estimated residual values of leased assets (not guaranteed)..............      339.0       337.7
Unearned income, including deferred investment tax credits...............     (260.6)     (271.3)
                                                                            --------    --------
  Investment in leveraged leases (excluding deferred taxes of $284.7 and
     $307.4 at December 31, 1994 and 1993, respectively).................      462.9       463.2
Investment in securities, joint ventures, and partnerships...............      357.2       249.9
Investment in direct financing leases, net of unearned income............      153.8       158.6
Noncurrent notes receivable..............................................      158.1       118.1
GM Class E common stock held for benefit plans...........................       54.7        62.4
Investment in tax benefit transfers......................................       38.6        40.9
Other....................................................................       83.5        66.8
                                                                            --------    --------
     Total...............................................................   $1,308.8    $1,159.9
                                                                            ========    ========

     The fair values of certain long-term investments are estimated based on quoted market prices for these or similar investments. For other investments, a variety of methods are used to estimate fair value, including external valuations and discounted cash flows. At December 31, 1994, the fair values of investments in joint ventures and partnerships (accounted for using the cost method), long-term securities, and noncurrent notes receivable were estimated to be $172.0 million, $192.6 million, and $154.4 million, respectively, with carrying amounts of $149.6 million, $201.2 million, and $158.1 million, respectively. At December 31, 1993, the fair

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

values of investments in joint ventures and partnerships (accounted for using the cost method), long-term securities, and noncurrent notes receivable were estimated to be $275.0 million, $152.8 million, and $114.9 million, respectively, with carrying amounts of $241.1 million, $128.5 million, and $118.1 million, respectively. Long-term securities include GM Class E common stock and other securities. The carrying value of the GM Class E common stock, which was less than the market value, was utilized to estimate the investment's fair value shown above because the stock will be used to satisfy future benefit plan obligations.

     Financing leases that are financed with nonrecourse borrowings at lease inception are accounted for as leveraged leases. Such borrowings are secured by substantially all of the lessor's rights under the lease plus the residual value of the asset. For Federal income tax purposes, the Company receives the investment tax credit (if available) at lease inception and has the benefit of tax deductions for depreciation on the leased asset and for interest on the nonrecourse debt. A portion of the Company's leveraged lease portfolio is concentrated within the airline industry. The Company historically has not experienced credit losses from these transactions, and the portfolio is diversified among unrelated lessees.

NOTE 7. SOFTWARE, GOODWILL, AND OTHER INTANGIBLES

                                                                             ACCUMULATED
                                                                   COST      AMORTIZATION      NET
                                                                 --------    ------------    --------
                                                                            (IN MILLIONS)
DECEMBER 31, 1994
Software......................................................   $  876.0       $462.1       $  413.9
Goodwill......................................................      833.9         80.4          753.5
Other intangibles.............................................      312.8        210.6          102.2
                                                                 --------       ------       --------
     Total....................................................   $2,022.7       $753.1       $1,269.6
                                                                 ========       ======       ========
DECEMBER 31, 1993
Software......................................................   $  791.5       $374.2       $  417.3
Goodwill......................................................      595.8         58.4          537.4
Other intangibles.............................................      235.2        123.6          111.6
                                                                 --------       ------       --------
     Total....................................................   $1,622.5       $556.2       $1,066.3
                                                                 ========       ======       ========

NOTE 8. ACCRUED LIABILITIES

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994         1993
                                                                           --------      ------
                                                                              (IN MILLIONS)
Contract related........................................................   $  880.9      $368.6
Payroll related.........................................................      196.4       286.8
Operating expenses......................................................      196.1       205.2
Property, sales, and franchise taxes....................................      100.1        82.5
Claims settlement (Note 2)..............................................       21.3        30.1
Other...................................................................       56.2        22.8
                                                                           --------      ------
     Total..............................................................   $1,451.0      $996.0
                                                                           ========      ======

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 9. NOTES PAYABLE

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994         1993
                                                                           --------      ------
                                                                              (IN MILLIONS)
Commercial paper, 5.5% to 6.3%..........................................   $  933.0      $398.6
Lines of credit, variable rate 6.5% to 10.3%, due 1995..................       48.7       135.7
Notes, variable rate 5.7% to 12.5%, due 1995 to 2006....................       91.2        85.1
Notes, fixed rate 2.8% to 12.95%, due 1995 to 2003......................      151.5        76.1
                                                                           --------      ------
     Total..............................................................    1,224.4       695.5
     Less current maturities classified as notes payable................      203.4       172.7
                                                                           --------      ------
     Noncurrent notes payable...........................................   $1,021.0      $522.8
                                                                           ========      ======

     Commercial paper is classified as noncurrent debt as it is intended to be maintained on a long-term basis with ongoing credit availability provided by the Company's revolving, committed lines of credit. During 1994, the Company revised its agreement with a syndicate of banks, which increased to $1,800.0 million its committed lines of credit, of which $900.0 million expires in 1995 with the option to convert any outstanding amounts under these lines into term loans that mature in 1997. The remaining $900.0 million expires in 1999. Upon expiration of the commitment periods, the lenders and EDS have the option to extend the commitment. In addition, as of December 31, 1994, the Company had available another $15.5 million in committed lines of credit, of which $2.2 million remained unused. The Company also had available $529.9 million in uncommitted short-term lines of credit, of which $494.5 million remained unused at December 31, 1994. These lines of credit do not require material commitment fees, compensating balances, or collateral. Under the terms of the $1,800.0 million agreement, the Company is required to maintain a consolidated net worth of $2,631.8 million, increasing quarterly by 50 percent of the Company's consolidated net income after June 30, 1994.

     Notes payable relate to land held for development, property and equipment, acquisitions, and other items. These notes are generally unsecured, with certain notes secured by assets of a majority-owned subsidiary.

     At December 31, 1994, the Company had no interest rate swap agreements outstanding. At December 31, 1993, the Company had interest rate swap agreements outstanding that effectively converted the variable interest rates on an aggregate notional amount of $54.4 million to fixed interest rates ranging from 5.3% to 8.1%. At December 31, 1993, the estimated fair value of such contracts was ($0.8) million.

     Maturities of notes payable for years subsequent to December 31, 1994 are as follows (in millions):

                    1995.........................................   $203.4
                    1996.........................................     43.3
                    1997.........................................    940.4
                    1998.........................................      5.4
                    1999.........................................     13.3
                    Thereafter...................................     18.6

     For the years ended December 31, 1994, 1993, and 1992, interest costs of $1.2 million, $5.4 million, and $18.1 million, respectively, were capitalized, which, if charged to expense, would have resulted in reductions in net income of $0.7 million, $3.5 million, and $11.9 million, respectively.

     The fair value of notes payable is estimated based on the current rates offered to the Company for the same remaining maturities. At December 31, 1994 and 1993, the estimated fair value was $1,230.3 million and $703.5 million, respectively.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 10. STOCKHOLDER'S EQUITY

                                                      COMMON STOCK      CURRENCY    MARKET
                                                    ----------------     TRANS.     VALUE     RETAINED    STOCKHOLDER'S
     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)         SHARES    AMOUNT    ADJUST.     ADJUST.   EARNINGS       EQUITY
- -------------------------------------------------   ------    ------    --------    ------    --------    -------------
Balance at December 31, 1991.....................    478.0    $323.4     $ (0.2)    $  --     $2,287.1      $ 2,610.3
  Separate consolidated net income...............       --        --         --        --        635.5          635.5
  Cash dividends declared -- $0.36 per share            --        --         --        --       (172.4)        (172.4)
  Stock option and award transactions............      1.3      42.5         --        --           --           42.5
  Currency translation adjustment................       --        --      (52.5)       --           --          (52.5)
                                                    ------    ------    --------    ------    --------    -------------
Balance at December 31, 1992.....................    479.3     365.9      (52.7)       --      2,750.2        3,063.4
  Separate consolidated net income...............       --        --         --        --        724.0          724.0
  Cash dividends declared -- $0.40 per share.....       --        --         --        --       (192.1)        (192.1)
  Stock option and award transactions............      1.6      55.3         --        --           --           55.3
  Currency translation adjustment................       --        --      (33.2)       --           --          (33.2)
                                                    ------    ------    --------    ------    --------    -------------
Balance at December 31, 1993.....................    480.9     421.2      (85.9)       --      3,282.1        3,617.4
  Separate consolidated net income...............       --        --         --        --        821.9          821.9
  Cash dividends declared -- $0.48 per share.....       --        --         --        --       (231.1)        (231.1)
  Stock option and award transactions............      0.8      33.9         --        --           --           33.9
  Currency translation adjustment................       --        --       (3.0)       --           --           (3.0)
  Unrealized loss on securities, net (Note 3)....       --        --         --      (6.6 )         --           (6.6)
                                                    ------    ------     ------     ------    --------      ---------
Balance at December 31, 1994.....................    481.7    $455.1     $(88.9)    $(6.6 )   $3,872.9      $ 4,232.5
                                                    ======    ======     ======     ======    ========      =========

     As the sole stockholder of EDS, GM is able to cause EDS to pay cash dividends and make advances to or otherwise enter into transactions with GM as GM deems desirable and appropriate. GM reserves the right to cause EDS to pay cash dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by GM on its Class E common stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by GM to holders of its Class E common stock and the cash dividends or other amounts that may be paid by EDS to GM.

NOTE 11. INCOME TAXES

     The current and deferred income tax liabilities (assets) are summarized as follows:

                                                                          DECEMBER 31,
                                                                        ----------------
                                                                         1994      1993
                                                                        ------    ------
                                                                         (IN MILLIONS)
        Current payable..............................................   $ 49.3    $ 66.3
        Current deferred.............................................     61.7     135.9
                                                                        ------    ------
             Total income taxes -- current...........................    111.0     202.2
        Noncurrent deferred..........................................    659.8     641.5
                                                                        ------    ------
             Total current and noncurrent income taxes...............   $770.8    $843.7
                                                                        ======    ======

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The provision for income tax expense is summarized as follows:

                                                                U.S.                  U.S.
                         YEAR ENDED                            FEDERAL    NON-U.S.    STATE    TOTAL
- ------------------------------------------------------------   -------    --------    -----    ------
                                                                           (IN MILLIONS)
DECEMBER 31, 1994
Current.....................................................   $ 279.0     $167.9     $32.6    $479.5
Deferred....................................................      15.8      (33.0)       --     (17.2)
                                                               -------     ------     -----    ------
     Total..................................................   $ 294.8     $134.9     $32.6    $462.3
                                                               =======     ======     =====    ======
DECEMBER 31, 1993
Current.....................................................   $ 130.1     $ 77.8     $17.0    $224.9
Deferred....................................................     161.0       21.4        --     182.4
                                                               -------     ------     -----    ------
     Total..................................................   $ 291.1     $ 99.2     $17.0    $407.3
                                                               =======     ======     =====    ======
DECEMBER 31, 1992
Current.....................................................   $ 113.9     $ 97.3     $21.0    $232.2
Deferred....................................................     145.0      (11.9)       --     133.1
                                                               -------     ------     -----    ------
     Total..................................................   $ 258.9     $ 85.4     $21.0    $365.3
                                                               =======     ======     =====    ======

     Income before income taxes included the following components:

                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                              1994        1993        1992
                                                            --------    --------    --------
                                                                     (IN MILLIONS)
        U.S. income......................................   $  963.5    $  886.1    $  781.9
        Non-U.S. income..................................      320.7       245.2       218.9
                                                            --------    --------    --------
             Total.......................................   $1,284.2    $1,131.3    $1,000.8
                                                            ========    ========    ========

     A reconciliation of income tax expense using the statutory Federal income tax rate of 35.0% for 1994 and 1993 and 34.0% for 1992 to the actual income tax expense follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                    1994        1993        1992
                                                                  --------    --------    --------
                                                                           (IN MILLIONS)
Income before income taxes.....................................   $1,284.2    $1,131.3    $1,000.8
                                                                  ========    ========    ========
Statutory Federal income tax...................................   $  449.5    $  395.9    $  340.3
Non-U.S. taxes, net of credit..................................       18.9        13.4        10.3
U.S. State income tax, net.....................................       21.2        11.1        13.8
Investment tax credit -- leveraged leases......................       (3.1)       (4.4)       (2.8)
Research and experimentation credits...........................      (11.3)       (8.8)       (5.2)
Other..........................................................      (12.9)        0.1         8.9
                                                                  --------    --------    --------
     Total.....................................................   $  462.3    $  407.3    $  365.3
                                                                  ========    ========    ========
Effective income tax rate......................................       36.0%       36.0%       36.5%
                                                                      ====        ====        ====

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities, are as follows:

                                                             DECEMBER 31, 1994         DECEMBER 31, 1993
                                                           ----------------------    ---------------------
                                                           ASSETS     LIABILITIES    ASSETS    LIABILITIES
                                                           -------    -----------    ------    -----------
                                                                            (IN MILLIONS)
Basis differences attributable to leasing activities....   $   2.5     $    504.8    $  6.4     $    515.3
Adjustments necessary to convert accruals to a tax
  basis.................................................     111.9          215.1      76.8          200.1
Employee benefit plans..................................      32.0           25.9      17.5           27.0
Accumulated tax depreciation/amortization versus
  accumulated financial statement
  depreciation/amortization.............................      18.7          211.2      26.1          186.0
Effect on deferred taxes of carryforwards...............     102.9             --     110.0             --
Other...................................................     232.1          153.5     126.0          119.5
                                                           -------     ----------    ------     ----------
     Subtotal...........................................     500.1        1,110.5     362.8        1,047.9
     Less valuation allowance...........................    (111.1)            --     (92.3)            --
                                                           -------     ----------    ------     ----------
     Total deferred taxes...............................   $ 389.0     $  1,110.5    $270.5     $  1,047.9
                                                           =======     =========     ======     ==========

     The net changes in the total valuation allowance for the years ended December 31, 1994 and 1993 were increases of $18.8 million and $43.7 million, respectively. Certain of the Company's foreign subsidiaries have net operating loss carryforwards which expire over an indefinite period. A majority of such carryforwards are included in the valuation allowance.

NOTE 12. STOCK PURCHASE AND INCENTIVE PLANS

     The 1984 Electronic Data Systems Corporation Employee Stock Purchase Plan (Purchase Plan) enables EDS employees to purchase up to 80.0 million shares of GM Class E common stock at 85% of the quoted market price through payroll deductions of up to 10% of their compensation. Shares of GM Class E common stock purchased under the Purchase Plan may not be sold or transferred within two years of the date of purchase unless they are first offered to GM or EDS at the lesser of the original purchase price or the fair market value on the date of sale. The number of shares available for future sale under the Purchase Plan was
59.5 million shares at December 31, 1994.

     The 1984 Electronic Data Systems Corporation Stock Incentive Plan (1984
Plan) covers up to 160.0 million shares of GM Class E common stock. The 1984 Plan, which was scheduled to expire on October 17, 1994, was amended to change the expiration date to October 17, 2004, thus extending the term for an additional 10 years. During the 20-year life of the 1984 Plan, shares and rights or options to acquire shares, which may be subject to restrictions, may be granted or sold. The maximum number of shares for which additional shares, rights, or options may be granted or sold under the provisions of the 1984 Plan was 99.6 million shares at December 31, 1994.

     The EDS Incentive and Compensation Committee (the Committee) has granted the right to purchase a total of 27.6 million shares of GM Class E common stock, at prices of $0.0125 and $0.025 per share, to key employees under the provisions of the 1984 Plan. These shares will vest over various periods up to 10 years from the date of grant. The difference between the quoted market price as of the date of grant and the purchase price of shares granted is charged to operations over the vesting period. Expense for these awards amounted to $13.3 million, $16.3 million, and $14.9 million for the years ended December 31, 1994, 1993, and 1992, respectively.

     As of December 31, 1989, the Company had purchased 11.0 million shares of GM Class E common stock to be distributed to key employees under the provisions of the 1984 Plan. In 1994, 1991, and 1988, the

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Committee approved restricted stock unit grants. The 1994 grant, totaling 9.5 million shares of GM Class E common stock, will be distributed to key employees under the provisions of the 1984 Plan. The right to receive shares is a restricted stock unit. All units granted are generally scheduled to vest over a period of 10 years. The 1994 units are scheduled to vest beginning March 1995. The 1991 grant began vesting in March 1992, while the 1988 grant began vesting in March 1989. The quoted market price as of the date of grant is charged to operations over the vesting period.

     The Company has a bonus plan under which awards are granted to key executives and employees. Bonus expense amounted to $86.6 million, $49.8 million, and $44.6 million for the years ended December 31, 1994, 1993, and 1992, respectively. Included in bonus expense is $48.7 million, $17.5 million, and $15.5 million relating to the restricted stock unit grants for the years ended December 31, 1994, 1993, and 1992, respectively.

NOTE 13. DEFERRED COMPENSATION PLAN

     The EDS Deferred Compensation Plan (Plan) provides a long-term savings program for participants. The Plan allows eligible employees to contribute a percentage of their compensation to a savings program and to defer income taxes until the time of distribution.

NOTE 14. SEGMENT INFORMATION

INDUSTRY SEGMENTS

     The Company's business involves operations in principally one industry segment: designing, installing, and operating business information and communications systems. Revenues from GM contributed approximately 36%, 39%, and 41% of gross revenues for the years ended December 31, 1994, 1993, and 1992, respectively.

GEOGRAPHIC SEGMENTS

     The following presents information about the Company's operations in different geographic areas:

As of and for the Year Ended December 31, 1994

                                                             U.S.       EUROPE     OTHER      TOTAL
                                                           --------    --------    ------    --------
                                                                         (IN MILLIONS)
Systems and other contracts revenue
  GM and affiliates.....................................   $2,764.4    $  523.4    $259.4    $3,547.2
  Outside customers.....................................    4,611.2     1,308.1     493.6     6,412.9
                                                           --------    --------    ------    --------
Total systems and other contracts revenue...............   $7,375.6    $1,831.5    $753.0    $9,960.1
                                                           ========    ========    ======    ========
Operating income........................................   $1,008.6    $  168.3    $ 66.7    $1,243.6
                                                           ========    ========    ======    ========
Identifiable assets.....................................   $6,618.0    $1,573.8    $594.7    $8,786.5
                                                           ========    ========    ======    ========

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

As of and for the Year Ended December 31, 1993

                                                             U.S.       EUROPE     OTHER      TOTAL
                                                           --------    --------    ------    --------
                                                                         (IN MILLIONS)
Systems and other contracts revenue
  GM and affiliates.....................................   $2,574.5    $  511.2    $238.0    $3,323.7
  Outside customers.....................................    4,004.5       911.6     267.5     5,183.6
                                                           --------    --------    ------    --------
Total systems and other contracts revenue...............   $6,579.0    $1,422.8    $505.5    $8,507.3
                                                           ========    ========    ======    ========
Operating income........................................   $  906.5    $  148.7    $ 56.1    $1,111.3
                                                           ========    ========    ======    ========
Identifiable assets.....................................   $5,350.6    $1,185.9    $405.6    $6,942.1
                                                           ========    ========    ======    ========

As of and for the Year Ended December 31, 1992

                                                             U.S.       EUROPE     OTHER      TOTAL
                                                           --------    --------    ------    --------
                                                                         (IN MILLIONS)
Systems and other contracts revenue
  GM and affiliates.....................................   $2,562.9    $  546.5    $239.1    $3,348.5
  Outside customers.....................................    3,693.6       828.3     284.8     4,806.7
                                                           --------    --------    ------    --------
Total systems and other contracts revenue...............   $6,256.5    $1,374.8    $523.9    $8,155.2
                                                           ========    ========    ======    ========
Operating income........................................   $  773.3    $  131.3    $ 75.5    $  980.1
                                                           ========    ========    ======    ========
Identifiable assets.....................................   $4,750.3    $1,008.7    $364.5    $6,123.5
                                                           ========    ========    ======    ========

NOTE 15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company operates on a global basis, receiving revenues and incurring expenses in many different countries. As a result of these activities, the Company has exposure to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the Company for the purpose of hedging against these risks, to which the Company is exposed in the normal course of business, by creating offsetting market exposures. The Company's use of such instruments in relation to such risks is explained below. The Company does not hold or issue financial instruments for trading purposes.

     The notional amounts of derivatives contracts are summarized below as part of the description of the instruments utilized. The notional amounts do not represent the amounts exchanged by the parties, and thus are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged by the parties are normally based upon the notional amounts and the other terms of the derivatives. The Company is not a party to leveraged derivatives.

INTEREST RISK MANAGEMENT

     The Company has historically entered into interest rate swap agreements in order to reduce the impact of changes in interest rates upon its floating-rate debt. As of December 31, 1994, all such contracts had matured and the Company had no outstanding interest rate swap agreements.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company uses derivative financial instruments, particularly foreign exchange-forward contracts, to hedge transactions denominated in different currencies on a continuing basis. The purpose of the Company's hedging activities is to reduce the levels of risk to which it is exposed resulting from exchange-rate movements. At December 31, 1994 and 1993, the Company had forward exchange contracts maturing in the following year to purchase various foreign currencies in the amount of $289.0 million and $276.9 million,

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

respectively, and to sell $766.5 million and $286.0 million, respectively. The estimated fair value of forward exchange contracts is based on quoted market prices. At December 31, 1994, the estimated fair value of outstanding contracts in a gain position was $3.3 million and the estimated fair value of outstanding contracts in a loss position was ($4.2) million. At December 31, 1993, the estimated fair value of outstanding contracts in a gain position was $2.7 million and the estimated fair value of outstanding contracts in a loss position was ($3.3) million. The Company recognizes realized and unrealized gains and losses on foreign exchange contracts by marking to market all outstanding forward exchange contracts.

     The Company is exposed to credit risk in the event of nonperformance by counterparties to foreign exchange contracts, but because the Company deals only with major commercial banks with high quality credit, the Company does not anticipate nonperformance by any of these counterparties.

NOTE 16. RETIREMENT PLANS

     The Company has pension plans (the Plans) covering substantially all of its employees, the majority of which are noncontributory. In general, employees become fully vested upon attaining five years of service, and benefits are based on years of service and earnings. The actuarial cost method currently used is the projected unit credit cost method. The Company's U.S. funding policy is to contribute amounts that fall within the range of deductible contributions for Federal income tax purposes.

     The weighted average assumptions used for the Plans are as follows:

                                                                         YEARS ENDED DECEMBER 31,
                                                                         ------------------------
                                                                         1994      1993      1992
                                                                         ----      ----      ----
Discount rate........................................................     8.9%     7.7%      9.1%
Rate of increase in compensation levels..............................     5.7%     5.9%      5.3%
Long-term rate of return on assets...................................    10.0%     9.8%      9.7%

     Net pension cost consisted of the following components:

                                                                       YEARS ENDED DECEMBER 31,
                                                                      ---------------------------
                                                                       1994      1993       1992
                                                                      ------    -------    ------
                                                                             (IN MILLIONS)
Service cost of the current period.................................   $ 96.1    $  72.6    $ 67.8
Interest cost on projected benefit obligation......................     82.3       69.8      62.0
Actual return on assets............................................    (22.3)    (121.3)    (19.3)
Net amortization and deferral......................................    (37.9)      75.2     (24.1)
                                                                      ------    -------    ------
Net pension cost...................................................   $118.2    $  96.3    $ 86.4
                                                                      ======    =======    ======

     At December 31, 1994 and 1993, the Plans' assets consisted principally of marketable securities. Accrued and/or prepaid pension cost is included in Accrued Liabilities and Prepaids and Other in the Company's Consolidated Balance Sheets.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The following is a reconciliation of the funded status of the Plans (in millions):

                                                             DECEMBER 31, 1994       DECEMBER 31, 1993
                                                            --------------------    --------------------
                                                             ASSETS      ACCUM.      ASSETS      ACCUM.
                                                             EXCEED     BENEFITS     EXCEED     BENEFITS
                                                             ACCUM.      EXCEED      ACCUM.      EXCEED
                                                            BENEFITS     ASSETS     BENEFITS     ASSETS
                                                            --------    --------    --------    --------
Plans' assets at fair value..............................    $ 918.3    $     --    $  671.0    $    6.1
                                                             =======    ========    ========    ========
Actuarial present value of benefit obligation
  Vested benefits........................................    $ 485.9    $   56.1    $  472.6    $   50.8
  Nonvested benefits.....................................       57.6        11.2        69.1        17.9
                                                             -------    --------    --------    --------
Accumulated benefit obligation...........................      543.5        67.3       541.7        68.7
Effect of projected future salary increases..............      326.4        25.5       368.6        44.1
                                                             -------    --------    --------    --------
Projected benefit obligation (PBO).......................    $ 869.9    $   92.8    $  910.3    $  112.8
                                                             =======    ========    ========    ========
Excess (deficiency) of Plans' assets over PBO............    $  48.4    $  (92.8)   $ (239.3)   $ (106.7)
Unrecognized net (gain) loss.............................      (28.3)      (35.3)      150.9        (5.8)
Unrecognized net (asset) obligation at date of
  adoption...............................................       (9.6)       23.4        (6.8)       26.5
Unrecognized prior service cost..........................       12.8        (1.0)       32.8         0.9
Additional minimum liability.............................         --          --          --        (3.7)
                                                             -------    --------    --------    --------
Net prepaid (accrued) pension cost.......................    $  23.3    $ (105.7)   $  (62.4)   $  (88.8)
                                                             =======    ========    ========    ========

NOTE 17. COMMITMENTS AND RENTAL EXPENSE

     Commitments for rental payments under noncancellable operating leases for each of the next five years ending December 31 and thereafter for computer equipment, software, and facilities are as follows (in millions):

               1995...................................................   $339.1
               1996...................................................    233.5
               1997...................................................    175.7
               1998...................................................    131.1
               1999...................................................    114.7
               Thereafter.............................................    720.1

     Total rentals under cancellable and noncancellable leases, principally computer equipment and software, included in costs and charged to expenses were $524.3 million, $564.9 million, and $614.6 million for the years ended December 31, 1994, 1993, and 1992, respectively.

NOTE 18. CONTINGENT LIABILITIES

     There are various claims and pending actions against the Company arising in the ordinary course of the conduct of its business. Certain of these actions seek damages in significant amounts. The amount of liability on these claims and actions at December 31, 1994 was not determinable, but in the opinion of management, the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated operations or financial position.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 19. ACQUISITIONS

     The Company made various acquisitions during the years ended December 31, 1994 and 1993, none of which had a material effect on the Company's financial position or results of operations. In conjunction with those acquisitions, assets were acquired and liabilities were assumed as follows:

                                                                         YEARS ENDED
                                                                         DECEMBER 31,
                                                                      ------------------
                                                                       1994        1993
                                                                      ------      ------
                                                                        (IN MILLIONS)
        Fair value of assets acquired..............................   $427.8      $319.8
        Less: Cash paid for stock and assets, net of cash
          acquired.................................................    186.6       122.1
        Debt issued for stocks and assets..........................     94.9        91.2
                                                                      ------      ------
          Liabilities assumed......................................   $146.3      $106.5
                                                                      ======      ======

NOTE 20. SUPPLEMENTARY FINANCIAL INFORMATION

     The following summarizes certain costs charged to expense for the years indicated:

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1994      1993      1992
                                                                 ------    ------    ------
                                                                       (IN MILLIONS)
        Depreciation of property and equipment................   $577.5    $465.6    $457.9
                                                                 ======    ======    ======
        Amortization..........................................   $163.8    $142.3    $145.3
                                                                 ======    ======    ======

     Supplemental cash flow information is presented below:

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1994      1993      1992
                                                                 ------    ------    ------
                                                                       (IN MILLIONS)
        Cash paid for
          Income taxes, net of refunds........................   $465.6    $183.8    $252.6
                                                                 ======    ======    ======
          Interest, net of amount capitalized.................   $ 49.7    $ 40.2    $ 46.8
                                                                 ======    ======    ======

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED

NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          FIRST       SECOND      THIRD       FOURTH
                                                         QUARTER     QUARTER     QUARTER     QUARTER
                                                         --------    --------    --------    --------
                                                            (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 1994
Revenues..............................................   $2,239.3    $2,334.0    $2,564.9    $2,914.2
Gross profit from operations..........................      506.6       584.1       602.1       737.9
Income before income taxes............................      268.3       308.2       338.1       369.6
Separate Consolidated Net Income......................      171.7       197.3       216.4       236.5
Available Separate Consolidated Net Income............   $   92.1    $  106.5    $  117.3    $  128.5
Earnings Attributable to GM Class E Common Stock on a
  Per Share Basis.....................................   $   0.36    $   0.41    $   0.45    $   0.49
Stock price range of GM Class E common
  High                                                   $  36.88    $  38.00    $  38.50    $  39.50
  Low.................................................   $  27.50    $  32.88    $  33.00    $  34.75
YEAR ENDED DECEMBER 31, 1993
Revenues..............................................   $2,073.2    $2,090.5    $2,084.3    $2,313.8
Gross profit from operations..........................      490.1       501.3       525.0       600.3
Income before income taxes............................      236.6       278.2       299.4       317.1
Separate Consolidated Net Income......................      151.4       178.1       191.6       202.9
Available Separate Consolidated Net Income............   $   74.1    $   87.7    $   98.4    $  107.0
Earnings Attributable to GM Class E Common Stock on a
  Per Share Basis.....................................   $   0.32    $   0.37    $   0.40    $   0.42
Stock price range of GM Class E common
  High................................................   $  35.88    $  33.38    $  32.50    $  31.13
  Low.................................................   $  27.63    $  28.25    $  26.00    $  26.50

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                           SUPPLEMENTARY INFORMATION

SELECTED FINANCIAL DATA

                                                      AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------
                                                 1994         1993        1992        1991        1990
                                               ---------    --------    --------    --------    --------
                                                        (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues....................................   $10,052.4    $8,561.8    $8,218.9    $7,099.0    $6,108.8
Separate Consolidated Net Income Before
  Cumulative Effect of Accounting Change....       821.9       724.0       635.5       563.0       496.9
Separate Consolidated Net Income After
  Cumulative Effect of Accounting Change....   $   821.9    $  724.0    $  635.5    $  547.5    $  496.9
Average number of shares of GM Class E
  common stock outstanding (in millions)....       260.3       243.0       209.1       195.3       187.1
Class E dividend base (in millions).........       481.7       480.6       479.3       478.1       478.6
Available Separate Consolidated Net
  Income....................................   $   444.4    $  367.2    $  278.4    $  223.6    $  194.4
Earnings Attributable to GM Class E Common
  Stock on a Per Share Basis Before
  Cumulative Effect of Accounting Change....   $    1.71    $   1.51    $   1.33    $   1.17    $   1.04
Earnings Attributable to GM Class E Common
  Stock on a Per Share Basis After
  Cumulative Effect of Accounting Change....   $    1.71    $   1.51    $   1.33    $   1.14    $   1.04
Expenditures for property and equipment.....   $ 1,120.9    $  799.4    $  639.0    $  673.2    $  514.8
Cash and marketable securities..............   $   757.8    $  607.5    $  587.9    $  415.8    $  715.4
Current assets..............................   $ 3,354.1    $2,506.8    $2,157.0    $1,945.6    $1,716.4
Current liabilities.........................   $ 2,873.2    $2,160.4    $1,903.1    $2,396.7    $1,653.9
Total assets................................   $ 8,786.5    $6,942.1    $6,123.5    $5,703.2    $4,565.3
Long-term debt..............................   $ 1,021.0    $  522.8    $  561.1    $  281.9    $  285.1

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     EDS had the best year on record in 1994, signing the largest base business (non-GM) global outsourcing contract in the Company's history, and achieving more than $10 billion in total revenue. The total value of contracts sold during the year also surpassed EDS' previous record year, 1993, continuing the trend of global business expansion.

RESULTS OF OPERATIONS

     1994 was the first year in which more than a quarter of total systems revenue was generated outside of the U.S. The total revenue of $10,052.4 million represented an increase of 17 percent over 1993's total revenue. The comparable amounts for 1993 and 1992 were 4 percent and 16 percent, respectively. The base portion of 1994 revenue grew 24 percent over 1993 to $6,505.2 million, while GM revenue grew 7 percent over the same period to $3,547.2 million. The growth in base business compares with 8 percent in 1993 and 30 percent in 1992. GM revenue was relatively stable in 1993 and 1992.

     Total U.S. base systems revenue for 1994 increased 15 percent, or $606.7 million, over 1993 to $4,611.2 million. This compares with U.S. growth of 8 percent in 1993 and 23 percent in 1992. Base systems revenue from outside the United States was $1,801.7 million, or 28 percent of base systems revenue in 1994, compared with $1,179.1 million, or 23 percent in 1993. The increase in non-U.S. base revenue of $622.6 million was largely attributable to growth in European business. European base revenue increased $396.5 million, or 43 percent, in 1994 to $1,308.1 million, compared with $911.6 million in 1993 and $828.3 million in 1992. This increase was related to business in the United Kingdom and Germany. Other non-U.S. base revenue was up 85 percent over 1993 to $493.6 million, compared with $267.5 million in 1993 and $284.8 million in 1992. This growth was primarily due to business in Japan and New Zealand.

     Systems and other contracts revenue for the year ended December 31, 1994 included $3,547.2 million of revenue related to GM contracts, compared with $3,323.7 million and $3,348.5 million in 1993 and 1992, respectively. It is anticipated that GM will continue to contribute a significant portion of systems revenue. However, as base revenue has continued to increase, the percentage of revenue coming from GM and its subsidiaries continues to decline. In 1994, 35 percent of total revenue came from GM and its subsidiaries; last year, GM revenue was 39 percent of the total, and in 1992 it was 41 percent. EDS expects this trend to continue as base revenue grows.

     Net interest and other income increased to $40.6 million in 1994, compared with $20.0 million in 1993 and $20.7 million in 1992. The increase occurred as EDS realized higher earnings and gains created by a strong market for certain investments, partially offset by increased costs of debt.

     Cost of revenues as a percentage of systems and other contracts revenue was 76 percent in 1994, compared with 75 and 76 percent in 1993 and 1992, respectively. Selling, general, and administrative expenses remained constant at 12 percent of systems and other contracts revenue in 1994, 1993, and 1992. EDS achieved strong revenue growth of 17 percent in 1994 and the second highest pretax margin in recent history, 12.8 percent, surpassed only by the margin of
13.2 percent in 1993, which was coupled with 4 percent revenue growth in that year. The 1992 pretax figure was 12.2 percent. The effective income tax rate was
36.0 percent in 1994 and 1993, down from 36.5 percent in 1992.

     EDS' separate consolidated net income increased 14 percent to $821.9 million for 1994, compared with $724.0 million in 1993 and $635.5 million in 1992. Return on stockholder's equity was 21 percent in 1994, compared with 22 percent in 1993 and 1992. Return on assets remained constant at 11 percent for 1994, 1993, and 1992.

LIQUIDITY AND CAPITAL RESOURCES

     EDS' liquidity and capital structure changed during 1994 to reflect the steady growth in significant customer relationships established in recent years. Working capital increased to support revenue growth by $134.5 million, or 39 percent over the prior year, to $480.9 million. This compares with a working capital increase of 36 percent, or $92.5 million, in 1993. The 1994 increase was primarily in the areas of cash and accounts receivable, offset by increases in accounts payable and accrued liabilities.

     The current ratio remained constant at 1.2-to-1 at December 31, 1994 and December 31, 1993. The ratio of noncurrent debt-to-capital was 19 percent at December 31, 1994, indicating EDS meets most of its capital

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
               MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONCLUDED

needs internally. The comparable figure for 1993 was 13 percent. The increased debt in 1994 was primarily due to the financing of non-U.S. acquisitions and the purchase of assets to support significant long-term contracts. EDS' capital at December 31, 1994 consists of $1,021.0 million in noncurrent notes payable and $4,232.5 million in stockholder's equity. Total debt was $1,224.4 million at December 31, 1994, which consisted entirely of notes payable. This compares to total debt of $695.5 million at December 31, 1993. The long-term debt in 1993 also consisted entirely of notes payable. At year-end 1994, EDS has unused, uncommitted short-term lines of credit totaling $494.5 million and unused, committed lines of credit of $1,800.0 million. The total debt-to-capital ratio (which includes current debt as a component of capital) was 22 percent at December 31, 1994, compared with 16 percent at December 31, 1993. (For additional information on EDS' debt see Note 9, Notes Payable.)

     Debt ratings by the various rating agencies reflect each agency's opinion of the ability of the issuer to repay the debt obligation punctually. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. In November 1992, Moody's Investors Service, Inc. lowered its rating of senior debt of GM and its subsidiaries (excluding EDS) and affirmed the rating of commercial paper of EDS at Prime-1, the highest of three investment grade ratings available from Moody's for commercial paper. In February 1993, Standard & Poors Corporation lowered the long-term debt, commercial paper, and preference stock ratings of GM and its subsidiaries, which include EDS. EDS' ratings were lowered from A-1 to A-2 for commercial paper, third highest within the four investment grade ratings available from S&P for commercial paper, indicating strong capacity for timely payment determined by significant safety characteristics. EDS anticipates no liquidity problems if access to the commercial paper market is reduced as a result of any lower rating because the commercial paper is 100 percent backed by long-term bank lines of credit. The impact of any incremental increased interest cost would have no material effect upon future operations. (For additional information on EDS' commercial paper see Note 9, Notes Payable.)

     EDS continues to maintain a strong cash position. Cash flows from operations were $1,490.8 million, up $95.8 million from 1993. Net cash used in investing activities increased $435.9 million to $1,485.6 million in 1994 from $1,049.7 million in 1993. This was primarily due to purchases of property and equipment of $1,120.9 million, as well as increased participation in business combinations and other investments to support business growth. EDS made cash payments in connection with 1994 acquisitions of $186.6 million, acquiring assets with a fair value of $427.8 million, issuing debt of $94.9 million, and assuming liabilities of $146.3 million. EDS made net additions to software and certain other intangibles of $96.7 million in 1994 and net additions to land held for development of $3 million. Net cash provided by financing activities was $194.1 million in 1994, compared with cash used in financing activities of $370.2 million in 1993. EDS made dividend payments totaling $231.1 million in 1994 and has consistently paid dividends since 1974.

     EDS' capital expenditures for calendar year 1995 are projected at approximately $1.2 billion to $1.5 billion. Future capital expenditures may consist of purchases of computer and telecommunications equipment, buildings and facilities, land, and software, as well as acquisitions of outside companies. EDS will finances these investments through a combination of internally generated funds and outside sources.

RELATIONSHIP BETWEEN EDS AND GM

     The pricing policy between EDS and GM contemplates three alternative pricing methods. First, GM and EDS operating units use fixed-price contracts where the scope of the work can be precisely defined. The second alternative permits GM operating units to use a cost-based incentive method of pricing for EDS' services. This method of pricing, within specified limits, provides for equal sharing by the companies of cost savings and overruns. Also under this method, some EDS units may earn a before-tax markup based, within limits, on performance. Under the third alternative, commercially available products and services are provided to GM at uniform, competitive rates. The majority of the services EDS provides to GM is covered by fixed-price, multiyear agreements.

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